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                                                                    EXHIBIT 2(B)

                             FOR IMMEDIATE RELEASE
                                 Contacts:      Larry G. Gerdes
                                                President and CEO
                                                Or
                                                Doug Shamon
                                                Executive Vice President and CFO
                                                404-364-8000
January 8, 1999                                 doug.shamon@trcr.com
(BW) (TRANSCEND SERVICES, INC.)(TRCR)

TRANSCEND SERVICES, INC. RE-ACQUIRES NET ASSETS OF TCM SERVICES, INC. FILES ARBITRATION CLAIM AGAINST CORE, INC., AND WILL REPORT NET LOSS IN FOURTH QUARTER

Atlanta, Georgia, TRANSCEND SERVICES, INC. (TRCR/NASDAQ) announced today that it has re-acquired the net assets of TCM Services, Inc. from CORE, INC. (CORE/NASDAQ), that it has filed an arbitration claim against CORE, and that the company will report a fourth net loss for the three month period ending December 31, 1998.

TCM Services provides field case management of workers compensation claims for insurance carriers, third party administrators, and self-insured employers in 26 states. On March 16, 1998 Transcend sold the net assets of Transcend Case Management, Inc., its wholly owned subsidiary, to TCM Services, Inc., a wholly owned subsidiary of CORE. Under the terms of the sale, the purchase price was to be paid based upon an earn-out formula with payment due to Transcend no earlier than March 1999. Other provisions of the sale allowed CORE to discontinue the operations of TCM Services, Inc., under certain circumstances, in advance of the earn-out payment to Transcend. However, the agreement also provided Transcend with the option to protect its interest in the earn-out payment by re-acquiring the business in the event of CORE's discontinuing the operations of TCM Services, Inc.

Upon receipt of CORE's notice that it would discontinue the operations of TCM Services, Inc., Transcend gave notice to CORE of its intent to exercise its option to re-acquire the business with a full reservation of rights. On December 23, 1998 Transcend completed the re-acquisition. Transcend has filed a claim with the American Arbitration Association against CORE claiming breach of contract and seeking damages.

Transcend originally sold its case management business to CORE in order to focus
its business on its strategic goals.   Since TCM Services does not fit within
Transcend's strategy or mission, Transcend plans to sell TCM Services. Management has begun to take appropriate actions to achieve this objective.

Transcend also announced that it expects to report a net loss of approximately $.03 per share for the fourth quarter ending December 31, 1998. Revenue for the fourth quarter will be somewhat lower than the third quarter due to Co-Sourcing contracts expiring at their term end. In addition, investments were made in the startup of the Company's new T2K transcription operations hub in Atlanta and additional reserves will be recorded for receivables and health benefit claims.

Transcend Services, Inc. provides healthcare information management solutions ("HIM") to hospitals and other associated healthcare providers. Transcend's range of solutions includes management of medical records and other HIM operations, transcription of physicians' dictated medical notes, consulting relating to medical records management and reimbursement coding, and state-of-the-art software tools for the management of healthcare information.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are competitive pressures, the mix of service revenue, changes in pricing policies, delays in sales revenue recognition, lower-than-expected demand for Transcend's solutions, business conditions in the integrated healthcare delivery network market, general economic conditions and the risk factors detailed from time to time in Transcend's periodic reports and registration statements filed with the Securities and Exchange Commission.